SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Schedule 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)
________________

THE BUREAU OF NATIONAL AFFAIRS, INC.
(Name of Subject Company)

THE BUREAU OF NATIONAL AFFAIRS, INC.
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $1.00 per share
Class B Common Stock, par value $1.00 per share
Class C Common Stock, par value $1.00 per share
(Title of Class of Securities)

Class A 121164107
Class B 121164206
Class C None
(CUSIP Number of Class of Securities)
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Paul N. Wojcik Chairman and Chief Executive Officer The Bureau of National Affairs, Inc. 1801 South Bell Street Arlington, Virginia 22202 (703) 341-3000	Eunice Lin, Esq. Executive Vice President and General Counsel The Bureau of National Affairs, Inc. 1801 South Bell Street Arlington, Virginia 22202 (703) 341-3000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:.

Michael P. Rogan Marc S. Gerber Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, D.C. 20005 (202) 371-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by The Bureau of National Affairs, Inc., a Delaware corporation (“BNA” or the “Company”) on August 31, 2011.  The Statement relates to the cash tender offer by Brass Acquisition Corp. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Bloomberg Inc., a Delaware corporation (“Bloomberg” or “Parent”), to purchase all of the issued and outstanding shares of Class A common stock, par value $1.00 per share, of the Company, all of the issued and outstanding shares of Class B common stock, par value $1.00 per share, of the Company, and all of the issued and outstanding shares of Class C common stock, par value $1.00 per share, of the Company at a price of $39.50 per share, net to the seller in cash, without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2011, and the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on August 31, 2011.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 9.      Exhibits.

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(9)	Letter to Stockholders of the Company, dated September 9, 2011

SIGNATURE

After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

THE BUREAU OF NATIONAL AFFAIRS, INC.

By:	/s/ Paul N. Wojcik
	Name:	Paul N. Wojcik
	Title:	Chairman of the Board and Chief Executive Officer

Dated:  September 9, 2011